UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Aspen Insurance Holdings Limited

(Name of Issuer)

Ordinary Shares, 0.15144558 par value per share

(Title of Class of Securities)

G05384 10 5

(CUSIP Number)

December 3, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G05384 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wellington Underwriting plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power 15,043,580

		6.	Shared Voting Power None

		7.	Sole Dispositive Power 15,043,580

		8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,043,580 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9) 20.6% (2)

12.	Type of Reporting Person (See Instructions)

CO

(1)       Includes 11,262,460 ordinary shares and options to purchase 3,781,120 non-voting shares, which non-voting shares will automatically convert into ordinary shares at a one-to-one ratio upon issuance.

(2)       Based upon an aggregate of 67,600,703 ordinary shares outstanding as reported in the Issuer's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) on December 4, 2003, plus 1,578,600 ordinary shares issued subsequent to that date pursuant to the exercise of the underwriters' overallotment option disclosed in such prospectus.

Item 1.
(a)	Name of Issuer: Aspen Insurance Holdings Limited
(b)	Address of Issuer's Principal Executive Offices:
11 Victoria Street Hamilton, HM 11 Bermuda
Item 2.
(a)	Name of Person Filing: Wellington Underwriting plc
(b)	Address of Principal Business Office or, if none, Residence:
88 Leadenhall Street London EC3A 3BA United Kingdom
(c)	Citizenship: United Kingdom
(d)	Title of Class of Securities: Ordinary shares, $0.15144558 par value per share
(e)	CUSIP Number: G 05384 10 5
Item 3.	If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 15,043,580 (1) .
(b)	Percent of class: 20.6% (2) .
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 15,043,580 (3) .
	(ii)	Shared power to vote or to direct the vote -0- .
	(iii)	Sole power to dispose or to direct the disposition of 15,043,580 .
	(iv)	Shared power to dispose or to direct the disposition of -0- .

(1)       Includes 11,262,460 ordinary shares and options to purchase 3,781,120 non-voting shares, which non-voting shares will automatically convert into ordinary shares at a one-to-one ratio upon issuance.

(2)     Based upon an aggregate of 67,600,703 ordinary shares outstanding as reported in the Issuer's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) on December 4, 2003, plus 1,578,600 ordinary shares issued subsequent to that date pursuant to the exercise of the underwriters' overallotment option disclosed in such prospectus.

(3)     Generally, ordinary shares of the Issuer carry one vote per share.  However, pursuant to the operation of Provisions 63-67 of the Issuer's bye-laws, the percentage of voting power represented by ordinary shares beneficially owned by certain shareholders may increase or decrease if any of the Issuer's shareholders is a "9.5% U.S. Shareholder" as defined under Provision 66 of the Issuer's bye-laws.  The voting power of the shares beneficially owned by the Reporting Person may therefore actually be greater or less than the number of shares beneficially owned, depending on whether the Issuer's board of directors takes certain actions described in the provisions noted above that have the effect of increasing or decreasing such voting power, as the case may be.

Item 5.	Ownership of Five Percent or Less of a Class. N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.
(a)	N/A
(b)	N/A

                                                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

13 February 2004
Date
/s/ M.L. Glover Signature
Michael L Glover/Company Secretary Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)